Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.
Commission File No. 001-37419
Date: May 22, 2023

The following is a communication relating to the pending acquisition of PDC Energy, Inc. (“PDC”) by Chevron Corporation (“Chevron”) sent by Mike Wirth, Chevron’s Chief Executive Officer, to employees of Chevron on May 22, 2023:

Subject Line: Chevron Announces Agreement to Acquire PDC Energy

Hello Everyone,

Today, we announced that we have entered into an agreement to acquire PDC Energy.

PDC Energy is an independent exploration and production company headquartered in Denver, Colorado, with a leading position in the DJ Basin in Colorado and acreage in the Delaware Basin in Texas.

This is an attractive opportunity for Chevron and our shareholders, adding high-quality assets to our portfolio at a low cost, and expected to lower our upstream carbon intensity. PDC Energy will complement our already strong positions in the DJ Basin and add acreage in the Permian.

Importantly, our two companies have similar cultures, with a focus on operating in a safe and responsible manner, collaborating to deliver results and benefiting the communities where we operate.

Integration planning teams are being formed at both companies. Bruce Niemeyer will provide executive oversight for the integration planning.

Until the deal officially closes, we will continue to operate as separate companies. For this reason, any contact with PDC Energy, aside from the integration efforts, should be restricted to only those interactions that are a normal part of our jobs. In the meantime, it is important that we continue to focus on working safely and operating reliably.

I am confident that this acquisition will further enable us to provide the affordable, reliable and ever-cleaner energy that enables human progress.

Thank you for your continued hard work.

Stay safe,

Mike

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and PDC Energy, Inc. (“PDC”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated accretion to return on capital employed, free cash flow, and earnings per share, as well as the expected delivery of higher returns and lower upstream carbon intensity) and projected operational and capital synergies, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “advances,” “commits,” “drives,” “aims,” “forecasts,” “projects,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on track,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential,” “ambitions,” “aspires” and similar expressions are intended to identify such forward-looking statements. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; transaction costs; Chevron’s ability to achieve the benefits and projected operational and capital synergies from the proposed transaction; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; the diversion of management time on transaction-related issues; and the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or PDC’s control. Additional risks that may affect Chevron’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this news release could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN

THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.